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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 (Amendment No. 4)

                          Consolidated-Tomoka Land Co.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    210226106
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                                 (CUSIP Number)

                                David J. Winters
                            Wintergreen Advisers, LLC
                          333 Route 46 West, Suite 204
                        Mountain Lakes, New Jersey 07046
                                 (973) 263-2600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 17, 2007
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     913,390

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     913,390

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     913,390

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.0%

14.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     542,963

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     542,963

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     542,963

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON*

     IC

 CUSIP No. 210226106
           ---------------------

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Item 1.  Security and Issuer.

     Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").
     The address of the Issuer is 1530 Cornerstone Boulevard, Suite 100
      Daytona Beach, Florida 32117.
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This statement is being filed by (i) Wintergreen Fund, Inc, an investment company registered under the Investment Company Act of 1940, as amended ("Wintergreen Fund") and (ii) Wintergreen Advisers, LLC, a Delaware limited liability company ("Wintergreen") which acts as sole investment manager of the Wintergreen Fund and other investment vehicles. (Each of Wintergreen Fund and Wintergreen may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons"). The Managing Members of Wintergreen are David J. Winters and Elizabeth N. Cohernour (the "Managing Members"), each of which is a citizen of the United States. David J. Winters is the portfolio manager at Wintergreen and Elizabeth N. Cohernour is the chief operating officer at Wintergreen.

The principal business and principal office address of each of the Managing Members, Wintergreen Fund and Wintergreen is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey.

     (d) None of the Managing Members or Reporting Persons have, during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

     (e) None of the Reporting Persons or the Managing Members have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen may be deemed to beneficially own 913,390 Shares.

As of the date hereof Wintergreen Fund beneficially owns 542,963 Shares.

The source of funds used to purchase the securities reported herein was the working capital of Wintergreen Fund and other investment vehicles managed by Wintergreen. The aggregate funds used by the Reporting Persons to make the purchases was approximately $54.3 million.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The response set forth in Item 4 of the Original Schedule 13D is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

Advisory clients of Wintergreen are the beneficial owners of approximately 16.0% of the Issuer's common stock. Wintergreen believes the Issuer has done a good job and plans to work with management to continue increasing long term shareholder value. Wintergreen has initiated discussions with the Issuer on maximizing the value of the Daytona properties. On January 17, 2007, Wintergreen sent the Issuer's Corporate Secretary a letter, a copy of which is attached as Exhibit B to this Schedule 13D, requesting that the Issuer consider adding James E. Jordan as a Director of the Issuer. Wintergreen intends to continue its dialogue with, and to take an active interest in, the Issuer to encourage strategic focus on the Volusia county properties. To this end, Wintergreen from time to time, will communicate with the Issuer and other holders of Common Stock regarding such matters.

Wintergreen may in the future purchase additional Shares or dispose of some or all of such Shares in open-market transactions or privately negotiated transactions. Wintergreen does not currently have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of
Item 4 of the instructions to Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Wintergreen may be deemed to be the beneficial owner of 913,390 Shares, constituting 16.0% of the Shares of the Issuer, based upon 5,692,539 Shares outstanding as of the date of this filing.

     Wintergreen has the sole power to vote or direct the vote of 913,390 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 913,390 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Wintergreen specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Wintergreen Fund is the beneficial owner of 542,963 Shares (1), constituting 9.5% of the Shares of the Issuer, based upon 5,692,539 Shares outstanding as of the date of this filing.

     Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 542,963 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 542,963 Shares.

(1) Wintergreen Fund has delegated all of its authority to vote or dispose of the Shares to Wintergreen, its investment manager.

     (c) Wintergreen caused its advisory clients to effect transactions in the Shares during the past 60 days as set forth below:

   DATE              TYPE                NO OF SHARES      PRICE/SHARE
   ----              ----                -----------      ----------

 01/05/07          Purchase                 8,893            71.92
 01/08/07          Purchase                 2,296            72.48
 01/09/07          Purchase                   100            72.46

     (d) Inapplicable.

     (e) Inapplicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Letter to Issuer Corporate Secretary dated January 17, 2007

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member.

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

January 18, 2007



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT

The undersigned agree that this Amendment No 4 to Schedule 13D dated January 18, 2007, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.


Wintergreen Advisers, LLC.
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

January 18, 2007

                                                                Exhibit B

                      (Wintergreen Advisers, LLC letterhead)

January 17, 2007

Linda Crisp, Corporate Secretary
Consolidated-Tomoka Land Co
Post Office Box 10809
Daytona Beach, Florida
32120-0809

Re:	James E. Jordan
	Proposed Director

Dear Ms Crisp;

Wintergreen Advisers, LLC owns [on behalf of it clients] 16% of Consolidated-Tomoka.

Wintergreen Advisers wishes to place James E. Jordan before the Corporate Governance Committee and the Board of Directors for consideration as a new director of Consolidated Tomoka-Land Co. It is our hope that Jim Jordan will be made a member of the board and included in the next shareholder proxy.

We believe Mr. Jordan will be an extraordinarily good addition to the Consolidated-Tomoka Board. He has valuable background, education and experience as evidenced by his enclosed CV. He was born and raised in Florida and continues to maintain a real connection to the state and its development.

Jim has experience in management and oversight of proper business controls; he has a record of participating in sound business decisions; he is cognizant of current management trends and 'best practices'; he has experience in real estate matters and a history of working well with management. Jim is good at strategic planning and appreciating the insight, focus and direction that are essential to long term success. In addition to these particular qualities, Jim Jordan possesses the more general qualities that are necessary for board membership. He is a man of high ethical standards and integrity in both his personal and his business dealings. He is someone who acts on and remains accountable for his decisions and he will be able to provide the board with wise, thoughtful counsel on a broad range of issues. He is a man of high intelligence who is capable of making decisions, he is financially literate and he values the collaborative nature of board and team work. Jim has a very good personality for working through tough issues and he has a genuine respect for those he works with and their efforts as well as the people and efforts who have come before.

Wintergreen Advisers heartily recommends Jim Jordan for addition to the Board of
Directors  of  Consolidated-Tomoka.   Please  do  not  hesitate  to contact  Jim
directly to initiate your interview and board consideration process.


Sincerely yours,

/s/ David J. Winters

David J Winters, CEO
Wintergreen Advisers, LLC



Cc:	Bruce Teeters, CFO, Consolidated-Tomoka
 	Jim Jordan

Enclosure:  Jim Jordan CV



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